OMV

News Release

January 15, 2003
7.30am (UK time) – 8.30am (CET)

www.omv.com

OMV acquires exploration rights in Bavaria

- **45% stake in Forest Oil Germany's exploration rights**
- **OMV is operator – activities begin January 2003**
- **OMV to pay an estimated EUR 2 million for exploration activities in the region in 2003**

OMV, the European oil and gas group announces that it has acquired a 45% share in Forest Oil Germany GmbH's exploration rights in Bavaria. The licensed areas, Southern Bavaria and Oberallgäu in the foothills of the Alps, cover a total area of 3,695 km². Over the next three years, OMV will lead exploration in the region for natural gas deposits, whose presence has been indicated by initial studies, leveraging its experience from its successful exploration activities in Austria.

The Bavarian Ministry of Economic Affairs, Transport and Technology has already approved the acquisition and OMV's operatorship. Helmut Langanger, member of the OMV Executive Board with responsibility for Exploration and Production, commented: "We will apply our advanced technological know-how in 3D seismology in the Bavarian exploration regions. Since OMV's exploration areas in Austria involve geological structures that are similar to those in the Bavarian areas, we expect significant synergies."

Exploration rights for three years
The exploration rights, which were granted for a three-year period, cover a seismic option. If initial studies confirm the expected attractiveness of the area, 3D seismic investigations will be carried out and exploration wells drilled. OMV anticipates expenditure of about EUR 2 million in the first year of exploration. Principally, natural gas deposits are expected to be revealed as preliminary studies have already pointed to a number of promising structures in the license areas. The Company expects that it will have initial results at the close of 2004.

Advances in 3D seismic
The new acquisition was motivated by advances in seismic technology that allow previously unknown subterranean structures to be interpreted. In addition, new geological concepts offer a better understanding of the complex Eastern Alps – Molasse Basin transition zone. Compared with the Vienna Basin, the foothills of the Bavarian Alps are relatively unexplored in terms of application of modern technology.

Notes to editors:

dlw 2/4

Participation in the exploration areas Southern Bavaria and Oberallgäu:
45% OMV (Bayern) Exploration GmbH (operator)
55% Forest Oil Germany GmbH

OMV (Bayern) Exploration GmbH is a wholly-owned subsidiary of OMV Aktiengesellschaft and carries out the exploration activities involved.

Oil and gas deposits in Bavaria: The foothills of the Alps – which are referred to geologically as the Molasse zone – potentially bear natural gas deposits along their entire length from Lower Austria to Switzerland. OMV is extracting gas from a large number of fields in Lower Austria. In southern Bavaria, the "petroleum age" began in 1883 with extraction from the Tegernsee field. Economically significant production was not achieved until 1954. A total of 58 gas and oil deposits have been discovered. Gas production in Bavaria to date has totaled about 18.2 billion cubic meters (bcm). In Austria by comparison, over 78 bcm natural gas has been produced so far (59 bcm by OMV). An adequate natural gas infrastructure also already exists in the Bavaria's Alpine foothill region.

OMV Exploration and Production (E&P): In 2001, OMV produced about 20 million barrels crude oil and NGL (natural gas liquids), as well as about 52 billion cubic feet natural gas (approximately 1.5 bcm). The Company plans to double its 2001 production (80,000 boe) to 160,000 boe by 2008. OMV began to develop its international E&P business in 1985 with holdings in Libya. The Company currently has a balanced international E&P portfolio in 13 countries. The core regions in the E&P division are Austria, Libya and the UK. Production is expected to increase in Pakistan and Australia/New Zealand in 2003, so that these countries will join the core regions, each producing at least 15,000 boe/d. By the end of 2002, the company had increased its daily production to 100,000 boe.

Forest Oil Corporation is engaged in the acquisition, exploration, development, production and marketing of natural gas and crude oil in North America and selected international locations. Forest's principal reserves and producing properties are located in the United States in Alaska, Louisiana, Oklahoma, Texas, Utah, Wyoming and the Gulf of Mexico, and in Canada in Alberta and the Northwest Territories. Forest's common stock trades on the New York Stock Exchange under the symbol FST. For more information about Forest, please visit the website at www.ForestOil.com.


OMV (OP) 100%
OMV Bayern (OP) 45%
100 km
CZECH REP.
GERMANY
Oberallgäu
Südbayern
Linz
VIENNA
St. Poelten
SLOV. REP.
Salzburg
Eisenstadt
Bregenz
Innsbruck
AUSTRIA
Graz
HUNGARY
SWITZERL.
Klagenfurt
ITALY
SLOVENIA

- Ends -

For further information, please contact:

OMV

Brigitte H. Juen, Investor Relations	Tel. +43 1 404 40-21622; e-mail: investor.relations@omv.com
Bernhard Hudik, Press Office	Tel. +43 1 404 40-21660; e-mail: bernhard.hudik@omv.com
Thomas Huemer, Press Office	Tel. +43 1 404 40-21660; e-mail: thomas.huemer@omv.com
Internet home page:	http://www.omv.com

Cubitt Consulting

Noga Villal6n, London	Tel. +44 (207) 367-5102; e-mail: noga.villalon@cubitt.com
Mark Kollar, New York	Tel. +1 (212) 896-1201; e-mail: mark.kollar@cubitt.com

Next result announcement **January–December and Q4 2003** on March 11, 2003